CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737

Fax: (416) 361-0923



03032391

September 24, 2003

Exemption No. 82-3358



Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A.   20549

Attention: **Office of Applications
and Report Services**

Dear Sirs:

Re: Annual & Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shaun A. Drake

SAD/cd

Encl.

CDS INC.
A subsidiary of
The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X]
Change [ ]

Issuer Name (maximum 30 characters)

English | C O N T I N E N T A L P R E C I O U S M I N. I N C.

French |

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5

Telephone; 416-361-0737

Contact Name: SHAUN A. DRAKE

| Transfer Agent | CUID T887 | Name: EQUITY TRANSFER SERVICES | Telephone: 416-361-0152 |

Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3

E-mail Address

Contact Name: JENNIFER TAN

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[ ] General
[X] Special
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

	yyyy	mm	dd
Record Date	2 0 0 3	1 0	2 0
Meeting Date	2 0 0 3	1 1	2 4
Material Mail Date	2 0 0 3	1 0	2 2

Payment for Publication [x] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number | 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $93.00 per publication $: 93.00

Plus 7% GST $: 6.51

CDS INC.'s QST Registration Number | 1 0 1 8 7 6 7 2 2 4

or 15% HST *(Nfld, NS, NB residents only)* $

Subtotal $: 99.51

Plus 7.5% QST *(Quebec residents only)* $

Total payment enclosed $: 99.51

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN

ISIN	Voting Status Y/N	Security Description
2 1 1 9 0 6 1 0 2	[Y]	Common
	[ ]	
	[ ]	
	[ ]	
	[ ]	

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)* _____

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #: _____

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other _____

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other _____

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party _____
Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake   Sept. 24-2003